SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K/A
(Amendment No.1)

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of July 2022

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
Plot 300, Nitzba Citi, Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXPLANATORY NOTE

This Amendment No. 1 on Form 6k/A (this “Amendment”) amends our Proxy Statement on Form 6-k for the convening of an Extraordinary Shareholders of Meeting that was filed with the Securities and Exchange Commission (“SEC”) on July 18, 2022 (the “Original Filing”). The sole purpose of this Amendment is to correct the Original Filing to include Exhibit A setting forth the biographical information for the Aviat Networks, Inc. (“Aviat”) nominees. Such Exhibit A was inadvertently excluded due to an error in formatting the filing for EDGAR submission.  In order to correct the error, the missing Exhibit A, together with the Proxy Card that has already been filed with the SEC earlier today, have been included with this Amendment.

It should be noted that the biographical information of the Aviat nominees included in Exhibit A was provided by Aviat. The Company disclaims any, and assumes no, responsibility or accountability with respect to the accuracy, completeness, correctness and adequateness of the information provided, published or filed by Aviat.

Except as described above, no other changes are made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing.  Unless expressly stated, this Amendment does not reflect events occurring after the filing of the Original Filing, nor does it modify or update in any way the information, statements and disclosures contained in the Original Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: July 18, 2022	By: /s/ Doron Arazi
Name: Doron Arazi Title: Chief Executive Officer

Exhibit	Description

Exhibit A –	Ceragon 2022 Extraordinary General Meeting Proxy Statement
Exhibit B –	Ceragon 2022 Extraordinary General Meeting Proxy Card